SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Sun American Bancorp

(Name of Issuer)

Common Stock, $.025 par value

(Title of Class of Securities)

86664A202

(CUSIP Number)

Jonathan Holtaway

Ategra Capital Management, LLC

8300 Boone Blvd., Suite 200, Vienna, VA  22182

703-564-9130

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 8, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86664A202

1.	Names of Reporting Persons Ategra Community Financial Institution Fund, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 514,721

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 514,721

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,721

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person* PN

CUSIP No. 86664A202

1.	Names of Reporting Persons Ategra GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 514,721

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 514,721

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,721

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person* OO (Limited Liability Company)

CUSIP No. 86664A202

Item 1(a).	Name of Issuer: Sun American Bancorp (“SAMB”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9293 Glades Road Boca Raton, FL 33434 USA

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)

Citizenship
Ategra Community Financial Institution Fund, LP

8300 Boone Blvd., Suite 200

Vienna, VA  22182

Delaware limited partnership

Ategra GP, LLC

8300 Boone Blvd., Suite 200

Vienna, VA  22182

Delaware limited liability company

Ategra Community Financial Institution Fund, LP

Item 2(d)	Title of Class of Securities: Common Stock, par value $.025 per share
Item 2(e)	CUSIP Number: 86664A202

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with§240.13d-1(b)(1)(ii)(J)
(k)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(l)	☐	Group in accordance with 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 86664A202

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ategra Community Financial Institution Fund, LP

Ategra GP, LLC

(a) Amount beneficially owned: 514,721
(b) Percent of class: 4.4% (based on 11,672,773 shares outstanding at April 24, 2009, as reflected in issuer’s definitive proxy materials for its annual meeting of stockholders)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 514,721
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 514,721

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86664A202

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 12, 2009	ATEGRA COMMUNITY FINANCIAL INSTITUTION FUND, LP
By: ATEGRA GP, LLC, its general partner

	By:	/s/ Jonathan Holtaway
Jonathan Holtaway, Managing Member

ATEGRA GP, LLC

	By:	/s/ Jonathan Holtaway
Jonathan Holtaway, Managing Member